EXHIBIT (a)(5)(C)
FOR IMMEDIATE RELEASE

For Further Information
Contact:  Angela D. Toppi Executive Vice President & CFO
203/853-4321
atoppi@trans-lux.com


              TRANS-LUX ANNOUNCES EXTENSION OF EXCHANGE OFFER FOR
                  7 1/2% CONVERTIBLE SUBORDINATED NOTES DUE 2006

NORWALK, CT, March 31, 2004 - Trans-Lux Corporation (AMEX:TLX), a leading supplier of programmable electronic information displays and owner/operator of cinemas, today announced it has extended its Exchange Offer which commenced March 2, 2004, pursuant to which Trans-Lux Corporation (the "Company") is offering to exchange (the "Exchange Offer") $1,000 principal amount of its new 8 1/4% Limited Convertible Senior Subordinated Notes due 2012 ("New Notes") for each $1,000 principal amount of its 7 1/2% Convertible Subordinated Notes due 2006 ("Old Notes"). The offer is for up to $15,000,000 principal amount, or 49.7% of the $30,177,000 principal amount outstanding of the Old Notes. If more than $15,000,000 principal amount of the Old Notes are tendered, all tenders will be accepted pro rata unless the Company elects to accept all such tendered Old Notes.

The Company is pleased to announce that to date, we have received tenders of $6,453,000, well in excess of the minimum $4,000,000 principal amount of the Old Notes, if not withdrawn prior to expiration.

In order to facilitate the completion of the Exchange Offer and enable holders of Old Notes more time to consider the Exchange Offer, the Exchange Offer will now expire April 14, 2004 at 5:00 P.M. New York City time. The Company will also be mailing a Supplement to the Offering Circular, to the holders, which will include, among other information, the Company's year-end 2003 results.

This announcement is not an offer to purchase nor a solicitation of an offer to purchase with respect to any securities. The offer is made solely by, and subject to the terms and conditions set forth in, the Offering Circular, the related Letter of Transmittal and the Supplement which is being prepared, which should be read carefully by Noteholders before making any decision with respect to the Exchange Offer because they contain important information. The Offering Circular, the related Letter of Transmittal and certain other documents were sent to all Holders of Old Notes, at no expense to them and the Supplement will likewise be sent. The Tender Offer statement (including the Offering Circular, the related Letter of Transmittal and all other Offer documents filed with the Securities and Exchange Commission including amendments thereto) is also available at no charge at the Securities and Exchange Commission's website at http://www.sec.gov. Holders of the Notes can also obtain copies of the Offering Circular, the related Letter of Transmittal and all other Offer documents, including amendments thereto from the Company from Ms. Angela D. Toppi, Executive Vice President and Secretary by calling the Company at (203) 853-4321 or email at atoppi@trans-lux.com.

Trans-Lux is a worldwide, full-service provider of integrated multimedia systems for today's communications environments. The essential elements of these systems are the real-time, programmable electronic information displays the Company manufactures, distributes and services. Designed to meet the evolving communications needs of both the indoor and outdoor markets, these displays are used primarily in applications for the financial, banking, gaming, corporate, transportation, entertainment and sports industries. In addition to its display business, the Company owns and operates a chain of motion picture theatres in the western Mountain States.

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